SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re CORRECTION -- Internet Gold (correcting press release issued July 14, 2008) dated July 15, 2008.

     2. Press Release re Internet Gold's Second Quarter Earnings Release and Conference Call Scheduled for August 13, 2008 dated July 16, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

/C O R R E C T I O N -- Internet Gold/

Tuesday July 15, 4:23 pm ET

In the news release, ""Midrug" Rating Company Ratifies A1 Rating for 012 Smile.Communications' Series A Bonds, Clears SMLC to Issue up to NIS 320M in Additional Series A Debt" issued on 14 Jul 2008 15:03 GMT, by Internet Gold nasdaq:IGLD over PR Newswire, we are advised by a representative of the company that the figure in brackets at the end of the second paragraph should read $ 95 million, as opposed to $ 1.08 billion, as originally issued inadvertently. Complete, corrected release follows:

/PRNewswire-FirstCall/ -- Internet Gold (Nasdaq NMS and TASE: IGLD) today announced that Midrug Ltd., an Israeli financial rating company which is affiliated with Moody's, has reissued the A1 rating originally awarded to the Series A debentures issued in 2007 by 012 Smile.Communications (Nasdaq NMS and
TASE: SMLC), Internet Gold's 72.4%-owned subsidiary.

Midrug concluded that the A1 rating would continue if 012 Smile.Communications issues new debt of up to NIS 320 million (approximately $ 95 million).

Copies of the complete Midrug report are available in Hebrew at http://www.midroog.co.il

Commenting on the news, Mr. Eli Holtzman, CEO of Internet Gold, said, "We are very pleased that SMLC has continued to earn and achieve this high rating, representing Midrug's clear vote of confidence in the company and its prospects. By enhancing 012 Smile's financing capability, this rating is an important step that will help it carry out its strategy for accelerated growth over the next few years."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620


    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848

                                                                          ITEM 2

Press Release                                              Source: Internet Gold

Internet Gold's Second Quarter Earnings Release and
Conference Call Scheduled for August 13, 2008

Wednesday July 16, 9:06 am ET

PETACH TIKVA, Israel, July 16 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today announced that it will release its second quarter results on Wednesday , August 13, 2008, before the market is opened. On the same day, Management will host an interactive teleconference to discuss the results at 10:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-281-1167 from within the U.S. or 1-888-604-5839 from within Canada, 0-800-917-9141 from within the U.K., or +972-3-918-0687 from other international locations. The call will also be broadcast live through the company's Website, http://www.igld.com , and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mor Dagan - Investor Relations,
    mor@km-ir.co.il / Tel:+972-3-516-7620;


    Ms. Idit Azulay, Internet Gold,
    idita@co.smile.net.il / Tel: +972-72-200-3848.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Name: Eli Holtzman
                                               Title: Chief Executive Officer




Date:  July 16, 2008